January 20, 2021

Office of Energy & Transportation

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Attn: Ms. Anuja A. Majmudar, Attorney-Advisor

Re:	Transportation and Logistics Systems, Inc.
Registration Statement on Form S-1
Filed December 1, 2020
File No. 333-251059
Securities and Exchange Commission Comment Letter
Dated December 11, 2020

Dear Ms. Majmudar:

We are writing on behalf of the subject Registrant for the purposes of respectfully request response by the Securities and Exchange Commission (“SEC”) regarding two comments in the subject Comment Letter.

Response to Comment #1:

We have reviewed the referenced Item 501(b)(3) of Regulation S-K and find no reference or allusion to the type of market on which the registrant’s securities are traded. We have also reviewed the Instructions to this Rule, particularly Instruction #2, which seems to cover this Registrant’s situation exactly: “2. If it is impracticable to state the price to the public, explain the method by which the price is to be determined.” Stating a price to the public is impracticable for this Registrant because the subject offering is not for an IPO into a non-market, but rather into an existing trading market, on which the price fluctuates, and at which sales cannot be made that vary materially from the fluctuating market price. The quoted sentence does not state any requirement as to how the securities are traded, and it does not even allude to how they are traded. It is a simple instruction, and the sole condition for providing pricing methodology is the impracticability of stating a fixed price, which condition is, without doubt, met in the case of this Registrant.

January 20, 2021

United States Securities and Exchange Commission

The referenced Instruction also states: “If the securities are to be offered at the market price, or if the offering price is to be determined by a formula related to the market price, indicate the market and market price of the securities as of the latest practicable date.” This requirement sets no condition at all for disclosing a pricing methodology; it merely states the disclosure requirements for a prospectus that meets the impracticability condition and discloses pricing methodology rather than a fixed price. The reference to the requirement to “indicate” the “market” is not a condition to the instruction’s authorization to disclose pricing methodology rather than a fixed price. This reference is merely a requirement to “indicate,” and its use of the simple and bare term “market” does not even hint at a qualification of type of market.

We found no SEC rule, regulation or release that imposes any additional condition on such Instruction #2’s authorization to disclose pricing methodology rather than fixed price. Three years ago, however, when the SEC most recently amended Item 501(b)(3) to allow disclosure of the method of pricing inside (rather than on the front cover of) the prospectus, the SEC made the following statement in footnote 115, copied in full:

The instruction also provides that if the securities are to be offered at the market price, or if the offering price is to be determined by a formula relating to the market price, the registrant should indicate the market and market price of the securities as of the latest practicable date. The Commission did not propose any change to this portion of the instruction.

SECURITIES AND EXCHANGE COMMISSION 17 CFR Parts 229, 230, 232, 239, 240, 249, 270, 274 and 275 [Release No. 33-10425; 34-81851; IA-4791; IC-32858; File No. S7-08-17] RIN 3235-AM02 FAST Act Modernization and Simplification of Regulation S-K

This footnote confirms the above described understanding of the clear and direct meaning of Instruction #2 of Item 501(b)(3) of Regulation S-K. Moreover, this footnote, the most recent SEC interpretation on this point, does not even hint that the rule might be different depending on what market the registrant’s securities are traded.

Moreover, even the policy propounded in the Comment Letter does not appear to mitigate the expressed concern. The SEC would permit sales at prevailing market prices under this Registration Statement if those sales were made on an OTCBB listing rather than an OTC Pink Tier listing. The distinction strikes us as somewhat arbitrary. Although we do not claim special expertise in this area, based on our discussions with market professionals who do have that expertise, no reason based on the actuality of trading volumes exists for the SEC to “favor” OTCBB, as it were, over OTC Pink Tier. The trading volume on the OTC Pink Tier exceeds the trading on the OTCBB by orders of magnitude. Indeed, many millions of the Registrant’s shares trade daily as a result of OTC Pink Tier listing. Moreover, the mere requirement of a single market maker without competition on OTCBB does not afford anywhere near the level of investor protection that the sheer volume of daily trading on the OTC Pink Tier does, as least where, as here, the listed entity is in full compliance with its SEC reporting obligations and has been for several years.

January 20, 2021

United States Securities and Exchange Commission

Given the applicable Rule and Instruction and the SEC’s own interpretation thereof, as described above, and the SEC’s repeated public statements that its current policy is to support small companies in their securities capital raising efforts, as well as the actual facts of the trading markets, we respectfully request that the Registrant be allowed, as expressly authorized by said Instruction #2, to provide disclosure of pricing methodology rather than a fixed price.

If such request will not be granted, then, for the same reasons explained above, we respectfully request that the Registrant be allowed at least to disclose a price range in which the securities covered by the subject registration will be sold.

Response to Comment #2:

We have reviewed the referenced General Instruction VII.D.1(c) to Form S-1, which instruction prohibits incorporation by a “penny stock” registrant, as such term is defined in Rule 3a51-1 of the Exchange Act (§240.3a51-1). Such Rule includes as part of the definition, the following express exception for a Registrant’s being treated as a “penny stock:”

§ 240.3a51-1 Definition of “penny stock”.

For purposes of section 3(a)(51) of the Act, the term “penny stock” shall mean any equity security other than a security:

. .. .

(g) Whose issuer has:

. .. .

(2) Average revenue of at least $6,000,000 for the last three years.

(3) For purposes of paragraph (g) of this section, net tangible assets or average revenues must be demonstrated by financial statements dated less than fifteen months prior to the date of the transaction that the broker or dealer has reviewed and has a reasonable basis for believing are accurate in relation to the date of the transaction, and:

January 20, 2021

United States Securities and Exchange Commission

(i) If the issuer is other than a foreign private issuer, are the most recent financial statements for the issuer that have been audited and reported on by an independent public accountant in accordance with the provisions of 17 CFR 210.2-02 . . ..

Based on the Registrant’s most recent financial statements that have been audited and were opined on and filed less than 15 months prior to the date hereof, the Registrant’s average annual revenue for its most recent three fiscal years for which audited financial statements have been filed was $14,992,137. Please see calculation of same attached to this letter.

Based on the above explanation, we respectfully request the SEC’s confirmation of the Registrant’s right to incorporate by reference into the subject Registration Statement on Form S-1.

We respectfully request your response to the above two points, after which the Registrant will file an amendment incorporating in the filing Comments #3 and #4 and requesting the Registration Statement to be made effective.

Thank you for your attention to this matter.

Very truly yours,

/s/ Seth A. Akabas
Seth A. Akabas

cc:	Transportation and Logistics Systems, Inc.

Attachment

Transportation & Logistics Systems, Inc. (“TLSS”)

SEC Comment Letter

Comment No. 2

	Year Ended December 31,
	2019	2018	2017
	(a)	(b)	(c)
Net Revenues per Audited Financial Statements (See Footnotes Below)	$31,356,251.00	$13,620,160.00	$1,301,332.00

AVG Annual Net Revenues ((a+b+c)/3)		$15,425,914.33

	Year Ended December 31,
	2019	2018	2017
	(a)	(b)	(d)
Net Revenues per Audited Financial Statements (See Footnotes Below)	$31,356,251.00	$13,620,160.00	$-

AVG Annual Net Revenues ((a+b+d)/3)		$14,992,137.00

Footnotes:

(a) Derived from TLSS Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed on May 29, 2020.

(b) Derived from TLSS Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed on May 29, 2020.

(c) Derived from TLSS Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed on April 16, 2019.

(d) Since TLSS 2017 financial statements were opined on more than fifteen months prior to the date of the transaction, $0 net revenues have been attributed to 2017.